                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                          GVI Security Solutions, Inc.
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    36242E101
                                    ---------
                                 (CUSIP Number)

                              William A. Teitelbaum
                                 4 Winston Court
                            Dix Hills, New York 11746
                                 (631) 493-0187
                                 --------------

                                    Copy to:

                               Sam Schwartz, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 13, 2004
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 26 Pages)

--------
1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

--------------------------                    ----------------------------------
CUSIP No. 36242E101              13D                          Page 2 of 26 Pages
--------------------------                    ----------------------------------

================================================================================
       1       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             William A. Teitelbaum
--------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
       3       SEC USE ONLY

--------------------------------------------------------------------------------
       4       SOURCE OF FUNDS*

                     PF
--------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /

--------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF            7      SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 14,143,932(1)
   OWNED BY
     EACH      -----------------------------------------------------------------
   REPORTING            8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER

                               14,143,932(1)
               -----------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
       11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               14,143,932(1)
--------------------------------------------------------------------------------
       12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
       13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               46.8%
--------------------------------------------------------------------------------
       14      TYPE OF REPORTING PERSON

                               IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Does not include 4,037,637 shares of Common Stock issuable upon exercise of a warrant  held by the  Reporting  Person (the  "Warrant").  The  Reporting
     Person was advised by the Issuer  that the Warrant was not validly  issued.
     Pursuant to a Settlement  Agreement and General Release,  dated October 13,
     2004,  among the Issuer,  GVI  Security,  Inc.,  the  Reporting  Person and
     Alarmax  Distributors,  Inc., the Reporting Person  relinquished all claims with  respect to the Warrant and the Warrant was  cancelled.  See Item 5(c)
     hereof.

--------------------------                    ----------------------------------
CUSIP No. 36242E101              13D                          Page 3 of 26 Pages
--------------------------                    ----------------------------------

          The following  constitutes  Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth herein.

     Item 3 is hereby amended and restated to read as follows:

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The shares of common stock of the Issuer (the  "Shares")  owned by the
Reporting  Person were  acquired as a result of the merger (the  "Merger")  of a wholly  owned  subsidiary  of the Issuer  with GVI  Security,  Inc.,  a Delaware corporation  ("GVI").  Under the terms of the Merger,  (i) GVI was the surviving corporation  and became a  subsidiary  of the  Issuer,  (ii) the  holders of the outstanding  common  stock  of  GVI  ("GVI  Shares")  immediately  prior  to the effective time of the Merger received  shares of Series E Convertible  Preferred
Stock of the Issuer and (iii)  holders of options and  warrants to purchase  GVI
Shares received options to purchase Shares.  The form of the Merger Agreement is attached hereto as Exhibit 1.

          Effective  upon  consummation  of the  Merger,  the  Reporting  Person received 478,260.86 shares of the Issuer's Series E Convertible  Preferred Stock in consideration for 110,000 GVI Shares.  Each share of Series E Preferred Stock was convertible into 1,833.948  Shares.  Effective upon the Issuer's filing of a
Certificate of Amendment to its Certificate of  Incorporation  on April 12, 2004
that effectuated a reverse split of 1-for-65 Shares (the "Reverse  Split"),  the
Reporting Person's Series E Convertible Preferred Stock automatically  converted into 13,493,932 Shares.

          The Reporting Person was issued a five (5) year warrant, dated May 10,
2000, to purchase 32,857 GVI Shares at an exercise price of $0.10 per share (the
"Warrant").  Pursuant to the terms of the  Warrant  and the Merger,  the Warrant became  exercisable  for  4,030,637  Shares,  after giving effect to the Reverse
Split,  at an aggregate  exercise  price of  $3,285.70.  In February  2004,  the
Reporting  Person was informed by Issuer's counsel that (i) GVI has no record of the Warrant,  (ii) that no such warrant was ever  presented  to,  reviewed by or ultimately  authorized  by the Board of  Directors  of GVI and  (iii)  therefore
Issuer and GVI do not  believe  such  Warrant  exists.  On April 27,  2004,  the
Reporting  Person  delivered to Issuer a check in the sum of $3,285.70  together with a notice of exercise form with respect to the exercise of the Warrant.  The
Issuer did not tender the Shares with respect to the exercise of the Warrant and advised the Reporting  Person that the Warrant was invalid.  In accordance  with the Settlement Agreement and General Release,  dated October 13, 2004, among the
Issuer, GVI Security, Inc., the Reporting Person and Alarmax Distributors,  Inc.
(the  "Agreement")   described  in  Item  5(c)  hereof,   the  Reporting  Person
relinquished  all  claims  of  ownership  of the  Warrant  and the  Warrant  was cancelled.

          In accordance  with the  Agreement,  the  Reporting  Person was issued
650,000 Shares. See Item 5(a) hereof.

          The  Reporting   Person  acquired  his  GVI  Shares  in  May  2000  in
consideration for $275,000.  The Reporting Person was issued the Warrant,  dated
May 10, 2000, in  consideration  for services  rendered.  The  Reporting  Person received  650,000  Shares on October  13, 2004 in partial  consideration  of the release of all  claims  with  respect to the  Warrant  and  cancellation  of the

--------------------------                    ----------------------------------
CUSIP No. 36242E101              13D                          Page 4 of 26 Pages
--------------------------                    ----------------------------------

Warrant.  See Item  5(c)  hereof  for  description  of the  material  terms  and provisions of the Agreement.

     Item 4 is hereby amended to add the following:

Item 4.   PURPOSE OF TRANSACTION.

     On October 13, 2004,  650,000 Shares were issued to the Reporting Person by the Issuer in accordance with Agreement. The Agreement further provides that the
Issuer shall  purchase from the  Reporting  Person up to  $10,000,000  of Shares subject to the Issuer's completion of a private placement of its securities upon the terms and conditions described in Item 5(c) hereof.

     Items 5(a) and (b) are hereby amended and restated to read as follows:

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof,  the Reporting  Person owns  14,143,932  Shares, constituting  approximately 46.8% of the Shares  outstanding.  The percentage is based upon  30,253,879  Shares  outstanding  which  includes  29,603,879  Shares outstanding  as reported in the Issuer's  Form 10-QSB for the  quarterly  period ended June 30, 2004, filed with the Securities and Exchange Commission on August
23, 2004, plus 650,000 Shares issued to the Reporting  Person in accordance with the Agreement described in Item 5(c) hereof.

     (b) The  Reporting  Person has sole power to vote and dispose of 14,143,932
Shares, constituting approximately 46.8% of the Shares outstanding.

     Item 5(c) is hereby amended to add the following:

     (c) On October 13, 2004,  the  Reporting  Person  entered into a Settlement
Agreement and General  Release (the  "Agreement")  by and among the Issuer,  GVI
Security,  Inc.,  a Delaware  corporation,  the  Reporting  Person  and  Alarmax
Distributors,  Inc. Pursuant to the Agreement, among other things, the Reporting
Person  relinquished  all claims with respect to the Warrant and the Warrant was cancelled in consideration  for, among other things, (i) the issuance of 650,000 shares  of the  Issuer's  common  stock,  and (ii) the  Issuer's  obligation  to purchase up to  $10,000,000  of the Reporting  Person's  Shares,  subject to the
Issuer's  completion of a private placement of its securities upon the terms and conditions described in this Item.

          The material  terms and  provisions  of the Agreement  concerning  the
Issuer's  obligation  to  purchase  Shares  from the  Reporting  Person from the proceeds of a Private  Placement (as defined in Section  5(c)(iv)  below) are as follows:

                (i)  Upon  the  Issuer's   completion  of  a  Private  Placement
resulting in Net Proceeds (as defined  below) of $20 million or more, the Issuer shall purchase from the Reporting Person  $10,000,000 of the Reporting  Person's
Shares at the same price per share of Shares  sold by the Issuer in the  Private
Placement  (with no value  allocated to any warrants  which may be issued in the
Private  Placement).  The purchase price and the consideration to be paid by the
Issuer  shall  consist of cash  payable at closing in the amount of $5.0 million and a subordinated note (the "Note") in the principal amount of $5.0 million;

--------------------------                    ----------------------------------
CUSIP No. 36242E101              13D                          Page 5 of 26 Pages
--------------------------                    ----------------------------------

PROVIDED,  HOWEVER,  for each  dollar  of Net  Proceeds  raised  in the  Private
Placement in excess of $20 million and less than $25 million the cash portion of the purchase  price shall be increased by $0.50 and the principal  amount of the
Note shall be  decreased  by $0.50;  provided,  further,  for each dollar of Net
Proceeds raised in the Private Placement of $25 million or more and less than or equal  to $27.5  million,  the  cash  portion  of the  purchase  price  shall be increased  by $1.00 and the  principal  amount of the Note shall be decreased by
$1.00.  Notwithstanding  anything to the contrary in the Agreement, in the event the price per share of the  Shares  sold in any  Private  Placement  is $1.75 or less,  the Reporting  Person shall not be obligated to sell any of his Shares to the Issuer.  "Net  Proceeds" for purposes of the Agreement  shall mean the gross proceeds  from the sale of  securities  in the Private  Placement  less the cash commission  compensation  payable  to  the  placement  agent  for  such  Private
Placement.

               (ii) Upon the  completion  by the  Issuer of a Private  Placement raising Net Proceeds of less than $20 million,  the Issuer shall  purchase  from the Reporting  Person such number of his Shares as may be purchased  with 50% of the Net  Proceeds of the Private  Placement at the same price per Share (with no value  allocated to any warrants  which may be issued in the Private  Placement)
sold  by the  Issuer  in the  Private  Placement.  The  purchase  price  and the consideration  to be paid by the Issuer  shall  consist  of (x) cash  payable at closing  in the  amount of 50% of the  aggregate  purchase  price of the  Shares required to be purchased  under this paragraph (25% of the Net Proceeds) and (y)
a note in the principal  amount of 50% of the aggregate  purchase  price of such
Shares (25% of the Net  Proceeds).  Notwithstanding  anything to the contrary in the  Agreement,  in the event the price per share of the  Shares in any  Private
Placement is $1.75 or less, the Reporting  Person shall not be obligated to sell any of his Shares to the Issuer in accordance with this paragraph.

               (iii) In the  event  that  less than  $650,000  of the  Reporting
Person's  Shares are purchased  pursuant to the Agreement by March 31, 2005 (the
"Purchase  Deadline"),  the Issuer, at the option of the Reporting Person, shall purchase from the Reporting Person, such number of additional Shares, or 650,000
Shares in the event no Shares have been purchased by the Purchase Deadline, at a purchase  price of $1.00 per share  (subject to adjustment  for any stock split, recapitalization,  combination or similar event  effecting the Shares  occurring after the date hereof). The Reporting Person shall deliver written notice to the
Issuer upon his election for the Issuer to purchase such Shares not later than 3 business  days  after the  Purchase  Deadline.  Any  purchase  by the  Issuer in accordance  with this  Section  5(c)(iii)  shall not be  counted  toward  the 4%
limitation  in the lock-up  provisions of Section 6 of the  Registration  Rights
Agreement, dated February 19, 2004, between the Issuer, the Reporting Person and certain other shareholders (the "Registration Rights Agreement").

               (iv) For purposes of the Agreement,  the term "Private Placement"
shall mean the Private  Placement of up to $30 million of the Issuer's Shares or one or more  sales by the Issuer of its Shares or  securities  convertible  into
Shares  consummated  no later  than  March 31,  2005 for the  purpose of raising equity capital; PROVIDED,  HOWEVER, the term Private Placement shall not include any issuance or sale of (i)  securities to Laurus Master Fund, Ltd ("Laurus") or its  affiliates  in  connection  with  conversion  of debt with  respect  to the financing completed on May 27, 2004 with Laurus or additional sums borrowed from
Laurus in accordance with the $5 million Secured Revolving Note and the accounts receivable  facility  as set forth in that  certain  Security  Agreement  by and between the Issuer and Laurus dated May 27, 2004, (ii) debt securities exclusive

--------------------------                    ----------------------------------
CUSIP No. 36242E101              13D                          Page 6 of 26 Pages
--------------------------                    ----------------------------------

of any  equity  securities  or  securities  convertible  into  equity  or  (iii)
securities in connection with any bridge financing consummated prior to December
21,  2004 in  anticipation  of either  the (A)  private  placement  of up to $30 million Shares in which C.E. Unterberg,  Towbin LLC acts as placement agent (the
"Unterberg  Private  Placement") or (B) a Private Placement in which Oppenheimer or its affiliates acts as placement agent.

                (v) The  indebtedness  of the  Issuer  and GVI to the  Reporting
Person under the Note shall be  subordinated  to the  indebtedness of the Issuer and GVI to Lauras in accordance  with a subordination  agreement,  to be entered into by the  Issuer,  GVI,  the  Reporting  Person  and  Lauras  (to the  extent applicable)  at the  closing  with  respect  to the  purchase  of the  Shares in accordance with the Agreement.

               (vi) The Agreement  contains  certain  lock-up  provisions  which restrict the Reporting Person's ability to sell his Shares as follows:

               (A)  Commencing  on October 15, 2004,  the  effectiveness  of the
Issuer's Registration  Statement on Form SB-2 filed with the SEC on July 1, 2004
(the  "Registration  Statement"),  the  Reporting  Person  has  agreed  that  he
(including  any  affiliate  of  entities)  will not,  without the consent of the
Issuer,  sell, offer for sale,  contract to sell, pledge or otherwise dispose of any his Shares currently owned or hereafter  acquired by the Reporting Person or affiliates  until a date which is fifteen  (15) months  after the closing of the
Private  Placement  (the  "Lock-Up  Termination  Date").  Following  the Lock-Up
Termination Date, the Reporting Person shall no longer be subject to the lock-up provisions  set forth in  Section 6 of the  Registration  Rights  Agreement.  In
addition,  in the  event  that  there is no  closing  of the  Private  Placement resulting  in the  purchase  by the  Issuer  of at  least  $5.0  million  of the
Reporting Person's Shares in accordance with the Agreement ($2.5 million in cash and $2.5 million  principal amount of the Note) by December 31, 2004 (the "Early
Termination  Date"),  the  Reporting  Person  shall no longer be  subject to the fifteen (15) month lock-up set forth above.  The Issuer has also agreed that the current  lock-up  provisions set forth in Section 6 of the  Registration  Rights
Agreement  will not be amended to reduce  the Shares  available  for sale by the
Reporting Person below 4% in any 90-day period; and

                    (B) The lock-up  restrictions  during the period between the effectiveness  of the  Registration  Statement  until the closing of the Private
Placement  pertaining  to the  Reporting  Person as set forth in (A) above  (the
"Private Placement Restriction Period") are specifically subject to an amendment to the Registration  Rights Agreement which has been duly executed by holders of a majority of the Registrable  Securities (as defined in the Registration Rights
Agreement)  restricting  each  signatory to the  Registration  Rights  Agreement
(except Europa International Inc. and Thinking Technologies,  L.P.) from selling any  securities of the Issuer during the Private  Placement  Restriction  Period
(the  "Majority  Holders  Lock-up").  In addition,  the Early  Termination  Date
(December  31,  2004) may be extended by the Issuer  from  December  31, 2004 to
March 31, 2005 (such period the "Extension Period") if (i) beginning at December
31, 2004 the Issuer  continues to use commercially  reasonable  efforts to offer and sell  securities in the  Unterberg  Private  Placement  during the Extension
Period and (ii) the  Registration  Rights Agreement is further amended to extend the Majority Holders Lock-up to be restricted from selling any securities of the
Issuer owned by them during the Extension Period.

--------------------------                    ----------------------------------
CUSIP No. 36242E101              13D                          Page 7 of 26 Pages
--------------------------                    ----------------------------------

The Issuer  shall  provide  the  Reporting  Person with (x)  reasonable  written notice,  no later than January 6, 1005,  if it decides to exercise the Extension
Period and (y)  reasonable  documentation  that the  conditions set forth in the preceding sentence have been satisfied.

               (vii) The Agreement  further provided for the exchange of general releases between the Issuer and the Reporting Person.

               (viii)  The  Agreement  also  provided  for the  settlement  of a lawsuit against the Issuer commenced by Alarmax Distributors,  Inc. ("Alarmax"), an entity of which the Reporting Person is the majority  stockholder,  in which, among other  things,  Alarmax  disputed the  validity of an accounts  receivable
Issuer  claimed due from  Alarmax and also  alleged that the Issuer had breached certain provisions of a Supplier Agreement between the parties,  dated April 30,
2001.  In  accordance  with the  Agreement,  Alarmax  paid the Issuer the sum of
$145,000  in full  settlement  of the  litigation,  and the Issuer  and  Alarmax exchanged releases with respect to the litigation.

          Other than as  described  herein,  there were no  transactions  by the
Reporting Person in the Issuer's Shares during the past sixty days.

     Item 6 is hereby amended to add the following:

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH  RESPECT
          TO SECURITIES OF THE ISSUER.

          See  the  disclosure   under  Item  5(c)  hereof  with  respect  to  a
description of the material terms and provisions of the Settlement Agreement and
General Release, dated October 13, 2004 between the Issuer, GVI Security,  Inc., the Reporting Person and Alarmax.

     Item 7 is hereby amended to add the following:

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          4.    Settlement  Agreement and General  Release,  dated as of October
                13,  2004,  by and  among  GVI  Security  Solutions,  Inc.,  GVI
                Security,  Inc., William A. Teitelbaum and Alarmax Distributors,
                Inc.

--------------------------                    ----------------------------------
CUSIP No. 36242E101              13D                          Page 8 of 26 Pages
--------------------------                    ----------------------------------

                                    SIGNATURE

          After reasonable  inquiry and to the best of his knowledge and belief, the  undersigned  certifies that the  information set forth in this statement is true, complete and correct.

Dated:    October 15, 2004

                                                  /s/ William A. Teitelbaum
                                                  ------------------------------
                                                  William A. Teitelbaum

--------------------------                    ----------------------------------
CUSIP No. 36242E101              13D                          Page 9 of 26 Pages
--------------------------                    ----------------------------------

                                  EXHIBIT INDEX

       Exhibit                                                        Page
       -------                                                        ----

1.     Form of Agreement and Plan of Merger, dated
       as of  February  20,  2004,  by  and  among
       Thinking   Tools,    Inc.,   GVI   Security
       Acquisition  Corp.  and GVI Security,  Inc.
       (previously filed).                                             --

2.     Warrant to purchase 32,857 shares of common
       stock of GVI Security,  Inc., dated May 10,
       2000 (previously filed).                                        --

3.     Form  of  Registration   Rights  Agreement,
       dated as of February 19, 2004, by and among
       Thinking  Tools,   Inc.  and  each  of  the
       stockholders of Thinking Tools, Inc. listed
       on Schedule 1 to the agreement  (previously
       filed).                                                         --

4.     Settlement  Agreement  dated as of  October
       13,   2004,   by  and  among  GVI  Security
       Solutions,   Inc.,   GVI  Security,   Inc.,
       William   A.    Teitelbaum    and   Alarmax
       Distributors, Inc.                                            10-26

--------------------------                    ----------------------------------
CUSIP No. 36242E101              13D                         Page 10 of 26 Pages
--------------------------                    ----------------------------------

                    SETTLEMENT AGREEMENT AND GENERAL RELEASE

     This Agreement (this "AGREEMENT") is made as of the 13th day of October,
2004, by and among GVI Security Solutions, Inc., a Delaware corporation
("GVIS"), GVI Security, Inc., a Delaware corporation ("GVI" and, together with
GVIS, the "COMPANIES"), William A. Teitelbaum ("TEITELBAUM") and Alarmax
Distributors, Inc. ("ALARMAX").

                               W I T N E S S E T H

     WHEREAS, Teitelbaum is the holder of 13,493,932 shares of the common stock, par value $.001 per share (the "COMMON STOCK") of GVIS (the "TEITELBAUM INITIAL
SHARES");

     WHEREAS, Teitelbaum contends that on May 10, 2000 he was issued a five year warrant to purchase 32,857 shares of common stock of GVI, at an exercise price of $0.10 per share (the "WARRANT"), which Warrant is currently exercisable for
4,030,637 shares of Common Stock (after giving effect to the subsequent one-for-65 reverse stock split) at an aggregate exercise price of $3,285.70;

     WHEREAS, the Companies dispute the validity of the Warrant;

     WHEREAS, Alarmax commenced an action against GVIS in the Court of Common
Pleas of Allegheny County, Pennsylvania, at GD-04-9170 which GVIS has removed to the United States District Court for the Western District of Pennsylvania (the
"COURT") at 04-CV-0844 (the "ACTION") in which, among other things, Alarmax disputes the validity of the Receivable and alleges that GVIS has breached certain provisions of that certain Supplier Agreement dated as of April 30, 2001
(the "SUPPLY AGREEMENT");

     WHEREAS, GVI has denied all liability in the Action and has asserted a counterclaim (the "COUNTERCLAIM") against Alarmax asserting that Alarmax is obligated to GVI in the amount of approximately $203,000 in respect of certain goods sold to Alarmax by GVI (such obligation, the "RECEIVABLE");

     WHEREAS, GVIS has entered into a letter agreement dated August 5, 2004 with
C.E. Unterberg, Towbin LLC, relating to the private placement of up to $30 million of GVIS Common Stock (the "UNTERBERG PRIVATE PLACEMENT");

     WHEREAS, upon the terms and subject to the conditions set forth herein GVIS desires to use a portion of the proceeds from the Private Placement to purchase from Teitelbaum, and Teitelbaum desires to sell to GVIS, up to $10 million of the Teitelbaum Initial Shares;

     WHEREAS, GVI is the wholly owned subsidiary of GVIS;

     WHEREAS, Teitelbaum is the principal stockholder of Alarmax; and

     WHEREAS, the parties desire to resolve any controversy between them upon the terms set forth in this Agreement.

--------------------------                    ----------------------------------
CUSIP No. 36242E101              13D                         Page 11 of 26 Pages
--------------------------                    ----------------------------------

     NOW, THEREFORE,  in consideration of the foregoing, of the mutual promises, releases,  representations,  covenants and obligations hereinafter set forth and for other good and valuable consideration,  the receipt and sufficiency of which are hereby  acknowledged,  the parties  hereto,  intending to be legally  bound, hereby agree as follows:

     1. SHARES  DELIVERY.  GVIS shall  deliver to Teitelbaum  650,000  shares of
Common Stock (the "SETTLEMENT  SHARES" and together with the Teitelbaum  Initial
Shares, the "TEITELBAUM SHARES").

     2. RECEIVABLE SETTLEMENT.  Concurrently herewith,  Alarmax shall pay to GVI
$145,000 in full settlement of the Receivable.

     3. AMENDMENT OF 13D.  Teitelbaum  hereby  covenants and agrees to file with the Securities and Exchange Commission ("SEC"),  immediately  following the date hereof,  an  amendment  to the Schedule 13D filed with the SEC on March 1, 2004, and a Form 4, which filings shall disclose that  Teitelbaum's  ownership of GVIS securities consists solely of 14,143,932 shares of Common Stock.

     4.  BMW.  No later  than  thirty  (30)  days  following  the  date  hereof,
Teitelbaum   shall   return   to  GVI   that   certain   BMW   automobile   (VIN
5UXFA53512LP46193) (the "BMW") financed by GVI.

     5. RELEASE AND COVENANT BY TEITELBAUM AND ALARMAX.

          (a) Concurrently  herewith,  Teitelbaum on his behalf and on behalf of any and all entities controlled by Teitelbaum, exclusive of Alarmax, voluntarily releases  and forever  discharges  each of the  Companies  and their  respective subsidiaries,  affiliates, directors, officers, employees,  shareholders, agents and  representatives,  and each of  their  successors  and  assigns  (the  "GVIS
RELEASEES")  from, and covenants not to sue or proceed  against (or to encourage or induce any other person or entity to sue or proceed  against) any of the GVIS
Releasees  on the basis of,  any and all  claims,  contentions,  rights,  debts, liabilities,  demands,  accounts,  reckonings,  obligations,  duties,  promises, costs,  expenses  (including,  but not  limited  to,  attorneys'  fees),  liens, damages,  losses,  actions,  and  causes  of  action,  of  any  kind  whatsoever
(hereinafter referred to as "CLAIMS") whether due or owing in the past, asserted or not, present or future and whether based upon contract,  tort, statute or any other legal or  equitable  theory of  recovery,  and  whether  known or unknown, suspected  or  unsuspected,  fixed or  contingent,  matured or  unmatured,  with respect to, pertaining to, or arising from any matters, acts, omissions, events, conduct  or  occurrences  at any  time  prior  to the  date of  this  Agreement, including,  without limiting the generality of the foregoing provisions, any and all causes of action or Claims which were  asserted or could have been  asserted in connection with the Warrant,  the Action, his employment with GVI, the Action or the Supply  Agreement;  but excluding any Claims arising out of or related to any  breach of this  Agreement,  the Note (as  defined  herein)  (to the  extent applicable),  the  Subordination  Agreement  (as defined  herein) (to the extent applicable) or that certain  Registration  Rights  Agreement  dated February 19,
2004,  as  amended  from  time to  time,  between  GVIS,  Teitelbaum  and  other signatories thereto (the "REGISTRATION RIGHTS AGREEMENT"). Teitelbaum represents and warrants to each of the GVIS Releasees that  Teitelbaum has not  transferred or assigned any such Claims to any other person or entity.

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CUSIP No. 36242E101              13D                         Page 12 of 26 Pages
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          (b) Concurrently herewith, Alarmax on its behalf and on behalf of any and all entities controlled by it, voluntarily releases and forever discharges the GVIS Releasees from, and covenants not to sue or proceed against (or to encourage or induce any other person or entity to sue or proceed against) any of the GVIS Releasees on the basis of, any and all Claims, whether due or owing in the past, asserted or not, present or future and whether based upon contract, tort, statute or any other legal or equitable theory of recovery, and whether known or unknown, suspected or unsuspected, fixed or contingent, matured or unmatured, with respect to, pertaining to, or arising from any matters, acts, omissions, events, conduct or occurrences at any time prior to the date of this
Agreement, including, without limiting the generality of the foregoing provisions, any and all causes of action or Claims, arising out of or related to the Supply Agreement, the Action, the disputed Receivable, and alleged breach of the Supply Agreement for which Alarmax asserted claims against GVI in the Action and the Counterclaim. This release specifically excludes any Claims arising out of or related to any breach of this Agreement. This release further excludes any and all Claims against the GVIS Releasees which are in any way related to, or arise out of, claims by third parties concerning the products of the Companies supplied to Alarmax pursuant to the Supply Agreement ("PRODUCT AND WARRANTY
CLAIMS"), including, but not limited to, warranty claims (express or implied), negligence claims, product defect claims, claims for contribution and indemnity, claims for business loss, business interruption, personal injury and/or property damage, and any other tort, contract, statutory and/or equitable claim and/or claims arising out of Section 6 or 7 of the Supply Agreement. It is further agreed that (x) the preceding sentence is a reservation of rights that Alarmax may have under the Supply Agreement and at law or otherwise and is not intended to provide Alarmax with any additional rights and remedies, and (y) Alarmax expressly reserves and does not release any and all of such Product and Warranty
Claims against the GVIS Releasees. Within five days of the date hereof, Alarmax shall file a Stipulation with the Court to have the Action dismissed with prejudice and take such other action and file such other documents with the
Court as shall be necessary to terminate the Action.

     6. RELEASE AND COVENANT NOT TO SUE BY THE COMPANIES.

          (a) Concurrently herewith, each of the Companies, on their behalf and on behalf of any and all entities controlled by them, respectively, voluntarily releases and forever discharges Teitelbaum and each entity controlled by him other than Alarmax, from, and covenants not to sue or proceed against Teitelbaum on the basis of, any and all Claims, whether due or owing in the past, present or future and whether based upon contract, tort, statute or any other legal or equitable theory of recovery, and whether known or unknown, suspected or unsuspected, fixed or contingent, matured or unmatured, with respect to, pertaining to, or arising from any matters, acts, omissions, events, conduct or occurrences at any time prior to the date of this Agreement, including, without limiting the generality of the foregoing provisions, any and all causes of action or Claims which were asserted or could have been asserted in connection with the Warrant, the Action, Teitelbaum's employment with GVI, or the Supply
Agreement; but excluding any Claims arising out of or related to (i) any breach of this Agreement, the Note (to the extent applicable), the Subordination
Agreement (to the extent applicable) or the Registration Rights Agreement, and
(ii) the BMW or the finance agreement with respect to the BMW, except for regular monthly payments due under the finance agreement through the delivery of the BMW in accordance with Section 4 hereof. Each of the Companies represents and warrants to Teitelbaum that neither GVIS nor GVI has transferred or assigned

--------------------------                    ----------------------------------
CUSIP No. 36242E101              13D                         Page 13 of 26 Pages
--------------------------                    ----------------------------------

any such Claims to any other person or entity.

          (b) Concurrently herewith, the Companies on their behalf and on behalf of any and all entities controlled by them, voluntarily releases and forever discharges Alarmax and its respective subsidiaries, affiliates, directors, officers, employees, shareholders, agents and representatives, and each of their successors and assigns (the "ALARMAX RELEASEES") from, and covenants not to sue or proceed against (or to encourage or induce any other person or entity to sue or proceed against) any of the Alarmax Releasees on the basis of, any and all
Claims, whether due or owing in the past, asserted or not, present or future and whether based upon contract, tort, statute or any other legal or equitable theory of recovery, and whether known or unknown, suspected or unsuspected, fixed or contingent, matured or unmatured, with respect to, pertaining to, or arising from any matters, acts, omissions, events, conduct or occurrences at any time prior to the date of this Agreement, including, without limiting the generality of the foregoing provisions, any and all causes of action or Claims, arising out of or related to the Supply Agreement, the Action, the disputed
Receivable, and alleged breach of the Supply Agreement for which Alarmax asserted claims against GVI in the Action and the Counterclaim. This release specifically excludes any Claims arising out of or related to any breach of this
Agreement. This release further excludes any and all Product and Warranty Claims against the Alarmax Releases which are in any way related to, or arise out of, claims concerning the products of the Companies, including, but not limited to, warranty claims (express or implied), negligence claims, product defect claims, claims for contribution and indemnity, claims for business loss, business interruption, personal injury and/or property damage, and any other tort, contract, statutory and/or equitable claim and/or claims arising out of Section
6 or 7 of the Supply Agreement. It is further agreed that (x) the preceding sentence is a reservation of rights that the Companies may have under the Supply
Agreement and at law or otherwise and is not intended to provide the Companies with any additional rights and remedies and (y) the Companies expressly reserve and do not release any and all such Product and Warranty Claims against the
Alarmax Releasees.

     7. CONFIDENTIALITY OF AGREEMENT. Except as may be required by law
(including in any securities filings by GVIS or Teitelbaum), the terms and conditions of this Agreement are and shall be deemed confidential and shall not be disclosed by the Companies, Teitelbaum or Alarmax to any other person or entity, except to accountants, tax advisors or immediate family members, provided they agree to maintain the confidentiality of this Agreement.

     8. NON-DISPARAGEMENT. Each of the parties hereto agrees not to publish or communicate to any person or entity any Disparaging (as defined below) remarks, comments or statements concerning the other parties and/or their present and former respective members, managers, partners, director, shareholders, officers, employees, agents, attorneys, successors and assigns. "Disparaging" remarks, comments or statements are those that impugn the character, honesty, integrity or morality or business acumen or abilities in connection with any aspect of the operation of business of the individual or entity being disparaged.

     9. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANIES.

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CUSIP No. 36242E101              13D                         Page 14 of 26 Pages
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          (a) Each of the Companies hereby jointly and severally  represents and warrants to Teitelbaum and Alarmax that:

              (i) Each of the Companies has the requisite power and authority and legal capacity to enter into this Agreement and to carry out its obligations thereunder and to consummate the transactions contemplated hereby. All necessary corporate proceedings of the Companies have been duly taken to authorize the execution, delivery and performance of this Agreement, including, without limitation, the approval by the
          Board of Directors of GVIS. This Agreement has been duly and validly executed and delivered by each of the Companies and constitutes the legal, valid and binding agreement of each of the Companies, enforceable against each of them in accordance with its terms. Except for the required amendment to the lock-up provision of the
          Registration Rights Agreement permitting Teitelbaum's sale of the
          Teitelbaum Shares to GVIS as provided herein, no consent of any party to any contract, agreement, instrument, or understanding to which any of the Companies is a party, or by which any of their properties or assets is bound, is required for the execution, delivery or performance by the Companies of this Agreement and to consummate the transactions contemplated hereby.

             (ii) None of the execution and delivery by either of the
          Companies of this Agreement, the performance of its obligations hereunder or the consummation of the transactions contemplated hereby will (1) conflict with the Certificate of Incorporation or Bylaws of the Companies, (2) violate, result in the breach of or conflict with any law, rule, regulation order, judgment or decree binding on the
          Companies or which any of their operations, business, properties or assets is subject or (3) with or without notice, the passage of time or both, constitute a breach or violation of, be in conflict with or constitute or create a default under any material agreement to which either of the Companies is a party or by which either of them or any of their respective properties are bound.

          (b) GVIS represents and warrants to Teitelbaum that the Settlement
Shares have been duly authorized by GVIS and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued and delivered and fully paid and nonassessable shares of Common Stock.

          (c) GVIS has filed all forms, reports, statements and other documents required by law to be filed with the SEC including, without limitation, (1) all
Annual Reports on Form 10-KSB, (2) all Quarterly Reports on Form 10-QSB, (3) all
Reports on Form 8-K, (4) all other reports or registration statements and (5)
all amendments and supplements to all such reports and registration statements
(collectively referred to as the "REPORTS"). The Reports (i) were prepared in all material respects in accordance with the requirements of applicable law
(including the Securities Act of 1933, as amended (the "SECURITIES ACT"), and the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), as the case may be, and the rules and regulations of the SEC thereunder applicable to such Reports) and (ii) to the Company's knowledge, did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. In addition, since the last quarterly report of GVIS on
Form 10-QSB filed with the SEC on August 23, 2004, there have been no material

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CUSIP No. 36242E101              13D                         Page 15 of 26 Pages
--------------------------                    ----------------------------------

events  that  require  disclosure  under  the  Exchange  Act that  have not been disclosed.

          (d) GVIS has provided Teitelbaum with copies of all comment letters from the SEC with respect to the Registration Statement on Form SB-2 (File No.
333-117064) (the "REGISTRATION STATEMENT") and advised Teitelbaum as to the status of the Registration Statement and GVIS shall continue to keep Teitelbaum advised of such matters. Teitelbaum acknowledges that such information may be material non-public information. Teitelbaum confirms to GVIS that he is aware that the United States securities laws restrict persons with material non-public information about a company obtained directly or indirectly from that company or from a person or entity having a fiduciary relationship or contractual non-disclosure arrangement or agreement with that company from purchasing or selling securities (or any interests therein) of such company, or from communicating such information to any other person under circumstances in which he is reasonably foreseeable that such person is likely to purchase or sell such securities (or any interests therein). Teitelbaum hereby confirms that he is aware of its responsibilities under such securities laws.

          (e) GVIS covenants and agrees that there will be no selling stockholders with respect to the Unterberg Private Placement or any other
Private Placement and that except for the purchase of the Teitelbaum Initial
Shares none of the proceeds of the Unterberg Private Placement or any other
Private Placement will be used to repurchase any outstanding GVIS securities except that such proceeds may be used to repay securities issued in a bridge financing consummated in anticipation of a Private Placement.

          (f) GVIS represents and warrants that as of the date hereof it has provided Teitelbaum with true, complete and correct copies of the engagement letter and term sheet (each dated August 5, 2004) with respect to the Unterberg
Private Placement, and, except as may be amended by this Agreement and with respect to the lock-up provisions, such documents have not as of the date hereof been amended, modified, supplemented or superseded (orally or in writing). GVIS further represents and warrants that as of the date hereof it has not been notified by C.E. Unterberg, Towbin LLC, either orally or in writing, that the
Unterberg Private Placement shall not proceed.

     10. REPRESENTATIONS, WARRANTIES AND COVENANTS OF TEITELBAUM.

          (a) Teitelbaum represents and warrants to each of the Companies that

             (i) he is the sole owner of all rights, title and interest in and to the Teitelbaum Initial Shares and the Warrant free and clear of all
          Liens (as defined in Section 13 below);

            (ii) subject to the lock-up provision of the Registration Rights
          Agreement, which shall be (or has been) amended to permit Teitelbaum's sale of the Teitelbaum Shares to GVIS as provided herein, Teitelbaum has the unrestricted right to sell, assign, transfer, convey and deliver to GVIS all right, title and interest in and to the Teitelbaum
          Shares without penalty or other adverse consequences, and upon the closing of any Teitelbaum Sale, GVIS will own the Teitelbaum Shares free and clear of all Liens;

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CUSIP No. 36242E101              13D                         Page 16 of 26 Pages
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               (iii) he does not own, beneficially or otherwise, direct or indirectly, and has no claims to own, any equity interest or interest convertible into an equity interest in the Companies other than the
          Teitelbaum Shares and the Warrant, and he has no preemptive rights, rights of first refusal or similar rights with respect to any securities of the Companies; and

               (iv) that the Settlement Shares are being acquired for his own account and not with a view to distribution within the meaning of the
          Securities Act

          (b) Notwithstanding any rights Teitelbaum may have pursuant to the
Registration Rights Agreement or otherwise, Teitelbaum covenants and agrees that as of the earlier of (i) the effectiveness of the Registration Statement and
(ii) the closing of the Private Placement, he will not, without the consent of
GVIS, offer, sell, contract to sell, pledge or otherwise dispose of, file (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by Teitelbaum or any of his affiliates or any person in privity with Teitelbaum or any of his affiliates), directly or indirectly, including the filing or participation in the filing of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of
1934, as amended, and the rules and regulations of the SEC promulgated thereunder with respect to, any shares of Common Stock of GVIS or any securities convertible into or exercisable or exchangeable for such Common Stock, now owned or hereafter acquired by Teitelbaum or any of his affiliates, including the
Teitelbaum Initial Shares and the Settlement Shares, or publicly announce an intention to effect any such transaction, until the date which is fifteen months after the closing of the Private Placement (the "LOCK-UP TERMINATION DATE").
GVIS may impose stock transfer instructions with respect to such shares of
Common Stock to enforce Teitelbaum's obligations under this Section 10(b). After the Lock-up Termination Date, Teitelbaum covenants and agrees that all sales shall be made pursuant to registration under the Securities Act and applicable state securities laws or an applicable exemption from such registration. The
Company agrees that after the Lock-up Termination Date, Teitelbaum shall no longer be bound by the lock-up provisions then in effect pursuant to the
Registration Rights Agreement. In the event that there is no closing of the
Private Placement resulting in the purchase in accordance with Section 13 hereof by GVIS of at least $5 million of Teitelbaum Initial Shares ($2.5 million in cash and $2.5 million in principal amount of the Note) by the Early Termination
Date, Teitelbaum shall no longer be subject to the lock-up provisions contained in this Section 10(b) and he shall be free to sell the Teitelbaum Initial Shares and the Settlement Shares subject to the terms of the Registration Rights
Agreement and the lock-up provisions of Section 6 thereof. The Early Termination
Date shall be December 31, 2004, unless extended as set forth in Section 10(c).
Prior to the date hereof, GVIS has provided Teitelbaum with copies of all amendments to the Registration Rights Agreement and GVIS agrees, that, without the written consent of Teitelbaum, the lock-up provisions set forth in Section 6 of the Registration Rights Agreement will not be further amended to reduce the percentage of shares available for sale by Teitelbaum below 4% in any 90-day period.

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CUSIP No. 36242E101              13D                         Page 17 of 26 Pages
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          (c) In the event that the effectiveness of the Registration Statement occurs before the closing of the Private Placement, the lock-up restrictions during the period between the effectiveness of the Registration Statement until the closing of the Private Placement pertaining to Teitelbaum as set forth in
Section 10(b) hereof (the "PRIVATE PLACEMENT RESTRICTION PERIOD") are specifically subject to an amendment to the Registration Rights Agreement which has been duly executed by holders of a majority of the Registrable Securities
(as defined in the Registration Rights Agreement) restricting each signatory to the Registration Rights Agreement (except Europa International, Inc. and
Thinking Technologies, L.P.), from selling any securities of GVIS during the
Private Placement Restriction Period (the "MAJORITY HOLDERS LOCK-UP"). A copy of the executed amendment been provided to counsel for Teitelbaum. The limitations described in the preceding sentence shall in no way limit the lock-up restrictions contained in Section 10(b) hereof following the closing of a
Private Placement. Further, the Early Termination Date may be extended by GVIS from December 31, 2004 to March 31, 2005 (such period the "EXTENSION PERIOD") if
(i) beginning at December 31, 2004 GVIS continues to use commercially reasonable efforts to offer and sell securities in the Unterberg Private Placement during the Extension Period or GVIS has entered in an engagement letter with another placement agent no later than December 31, 2004 with respect to a Private
Placement of GVIS securities and is using commercially reasonable efforts to offer and sell the securities in the Private Placement during the Extension
Period and (ii) the Registration Rights Agreement is further amended to extend the Majority Holders Lock-up to be restricted from selling any securities of
GVIS owned by them during the Extension Period. GVIS shall provide Teitelbaum with (x) reasonable written notice, no later than January 6, 2005, if it decides to exercise the Extension Period and (y) reasonable documentation that the conditions set forth in the preceding sentence have been satisfied.

     11. REPRESENTATIONS AND WARRANTIES OF ALARMAX. Alarmax hereby represents and warrants to each of the Companies that:

          (a) Alarmax has the requisite power and authority and legal capacity to enter into this Agreement and to carry out its obligations hereunder and to consummate the transactions contemplated hereby. All necessary corporate proceedings of Alarmax have been duly taken to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly and validly executed and delivered by Alarmax and constitutes the legal, valid and binding agreement of Alarmax, enforceable against Alarmax in accordance with its terms.
No consent of any party to any contract, agreement, instrument, or understanding to which Alarmax is a party, or by which any of its properties or assets is bound, is required for the execution, delivery or performance by Alarmax of this
Agreement and to consummate the transactions contemplated hereby.

          (b) Neither the execution and delivery by Alarmax of this Agreement, the performance of its obligations hereunder nor the consummation of the transactions contemplated hereby will (i) conflict with its Certificate of
Incorporation or Bylaws or (ii) violate, result in the breach of or conflict with any law, rule, regulation order, judgment or decree binding on it or which any of its operations, business, properties or assets is subject or (iii) with or without notice, the passage of time or both, constitute a breach or violation of, be in conflict with or constitute or create a default under any material

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CUSIP No. 36242E101              13D                         Page 18 of 26 Pages
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agreement  to which  Alarmax is a party or by which it or any of its  properties are bound.

     12. CERTAIN DELIVERIES. On the date hereof:

          (a) Teitelbaum will deliver to the Companies (i) (x) the Warrant for cancellation or a (y) duly executed Affidavit of Loss and Indemnity, and (ii)
duly executed transfers of title and such other documents as may be necessary to transfer the BMW to the Companies;

          (b) Alarmax will pay GVI $145,000 by check of immediately available funds to an account designated by GVI;

          (c) GVIS will (i) deliver to Teitelbaum an executed copy of instructions to the transfer agent of GVIS directing the issuance to Teitelbaum of a certificate for 650,000 shares of Common Stock (representing the Settlement
Shares) and (ii) pay to Teitelbaum by check the sum of $40,000 to reimburse
Teitelbaum for legal fees and expenses pursuant to Section 15(j); and

          (d) each party will deliver such other documents reasonably requested of it to be delivered to effectuate the transactions contemplated by this
Agreement.

     13. GVIS STOCK SALE.

          (a) Upon completion by GVIS of the Private Placement raising Net
Proceeds (defined below) of $20 million or more, GVIS shall, subject to the provisions set forth below, at such place and date designated below, use the Net
Proceeds from the Private Placement to purchase, and Teitelbaum shall sell, $10 million of Teitelbaum Initial Shares at the same price per share of Common Stock
(with no value allocated to any warrants which may be issued in the Private
Placement) sold by GVIS in the Private Placement. GVIS shall deliver notice (the
"PURCHASE NOTICE") to Teitelbaum upon its reasonable belief that it will have an obligation to purchase the Teitelbaum Initial Shares in accordance with this
Section 13(a). The Purchase Notice shall set forth the amount of Teitelbaum
Initial Shares GVIS is obligated to purchase and the price per share. The purchase price and the consideration to be paid by GVIS shall consist of cash payable at closing in the amount of $5 million and a subordinated promissory note (the "NOTE") in the principal amount of $5 million a copy of which is attached hereto as Exhibit A; PROVIDED, HOWEVER, for each dollar of Net Proceeds raised in the Private Placement in excess of $20 million and less than $25 million the cash portion of the purchase price shall be increased by $0.50 and the principal amount of the Note shall be decreased by $0.50; PROVIDED, FURTHER, for each dollar of Net Proceeds raised in the Private Placement of $25 million or more and less than or equal to $27.5 million, the cash portion of the purchase price shall be increased by $1.00 and the principal amount of the Note shall be decreased by $1.00. Notwithstanding anything to the contrary in this
Agreement, in the event the price per share of the Common Stock in any Private
Placement is $1.75 or less, Teitelbaum shall not be obligated to sell the
Teitelbaum Initial Shares to GVIS in accordance with this Section 13(a);
FURTHER, in the event Teitelbaum decides not to sell his Teitelbaum Initial
Shares to GVIS in accordance with this sentence, GVIS shall no longer be obligated to purchase the Teitelbaum Initial Shares in accordance with this
Section 13(a). "NET PROCEEDS" for purposes of this Agreement shall mean the gross proceeds from the sale of securities in the Private Placement less the

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CUSIP No. 36242E101              13D                         Page 19 of 26 Pages
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cash  commission  compensation  payable to the placement  agent for such Private
Placement.

          (b) Upon the completion by GVIS of the Private Placement raising Net
Proceeds of less than $20 million, GVIS shall, subject to the provisions set forth below, at such place and date designated below, use the Net Proceeds from the Private Placement to purchase, and Teitelbaum shall sell, such number of
Teitelbaum Initial Shares as may be purchased with 50% of the Net Proceeds of
Private Placement at the same price per share of Common Stock (with no value allocated to any warrants which may be issued in the Private Placement) sold by
GVIS in the Private Placement. The purchase price and the consideration to be paid by GVIS shall consist of (x) cash payable at closing in the amount of 50%
of the aggregate purchase price of the Teitelbaum Initial Shares required to be purchased under this Section 13(b) (25% of the Net Proceeds) and (y) a Note in
the principal amount of 50% of the aggregate purchase price of the Teitelbaum
Initial Shares required to be purchased under this Section 13(b) (25% of the Net
Proceeds). GVIS shall deliver a Purchase Notice to Teitelbaum upon its reasonable belief that it will have an obligation to purchase the Teitelbaum
Initial Shares in accordance with this Section 13(b). The Purchase Notice shall set forth the amount of Teitelbaum Initial Shares GVIS is obligated to purchase and the price per share. Notwithstanding anything to the contrary in this
Agreement, in the event the price per share of the Common Stock in any Private
Placement is $1.75 or less, Teitelbaum shall not be obligated to sell the
Teitelbaum Initial Shares to GVIS in accordance with this Section 13(b);
further, in the event Teitelbaum decides not to sell his Teitelbaum Initial
Shares to GVIS in accordance with this sentence, GVIS shall no longer be obligated to purchase the Teitelbaum Initial Shares in accordance with this
Section 13(b).

          (c) Teitelbaum acknowledges that the Unterberg Private Placement is being sold on a "best efforts" basis and there is no certainty as to the amount of the proceeds, if any, of the Unterberg Private Placement or from any other
Private Placement. In the event the Private Placement is not consummated, the releases and covenants provided by Teitelbaum in this Agreement, except as otherwise expressly provided herein, shall remain in full force and effect and
GVIS shall have no further obligation to purchase any Teitelbaum Initial Shares hereunder.

          (d) In the event that Teitelbaum receives less than $650,000 as consideration for the purchase of the Teitelbaum Initial Shares pursuant to this
Agreement by March 31, 2005 (the "PURCHASE DEADLINE"), GVIS, at the option of
Teitelbaum, shall purchase from Teitelbaum at such place and date designated below, such number of additional Teitelbaum Initial Shares, or 650,000
Teitelbaum Initial Shares if no Teitelbaum Initial Shares have been purchased by the Purchase Deadline, at a purchase price of $1.00 per share (subject to adjustment for any stock split, recapitalization, combination or similar event effecting the Common Stock of GVIS occurring after the date hereof) so that GVIS has purchased an aggregate of $650,000 of Teitelbaum Initial Shares. Teitelbaum
shall deliver written notice to GVIS upon his election for GVIS to purchase such shares no later than 3 business days after the Purchase Deadline. Any purchase by GVIS in accordance with this Section 13(d) shall not count toward the 4%
limitation in the lock-up provisions in Section 6 of the Registration Rights
Agreement.

          (e) For purposes of this Agreement, the term "PRIVATE PLACEMENT" shall mean the Unterberg Private Placement or one or more sales by GVIS of its Common
Stock or securities convertible into Common Stock consummated no later than
March 31, 2005 for the purpose of raising equity capital; PROVIDED, HOWEVER, the

                                       10

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CUSIP No. 36242E101              13D                         Page 20 of 26 Pages
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term Private Placement shall not include any issuance or sale of (i) securities to Laurus Master Fund, Ltd ("LAURUS") or its affiliates in connection with conversion of debt with respect to the financing completed on May 27, 2004 with
Laurus or additional sums borrowed from Laurus in accordance with the $5 million
Secured Revolving Note and the accounts receivable facility as set forth in that certain Security Agreement by and between GVIS and Laurus dated May 27, 2004,
(ii) debt securities exclusive of any equity securities or securities convertible into equity or (iii) securities in connection with any bridge financing consummated prior to December 21, 2004 in anticipation of either the
(A) Unterberg Private Placement or (B) a Private Placement in which Oppenheimer or its affiliates acts as placement agent.

          (f) The indebtedness of the Companies to Teitelbaum under the Note shall be subordinated to the indebtedness of the Companies to Lauras in accordance with a subordination agreement, reasonably satisfactory to the
Teitelbaum and the Companies to be entered into by the Companies, Teitelbaum and
Lauras (to the extent applicable) (the "SUBORDINATION AGREEMENT") at the Stock
Closing (as defined below) with respect to the Teitelbaum Initial Shares. The
Subordination Agreement is attached hereto as Exhibit B.

          (g) GVIS agrees that it will direct the placement agent in any Private
Placement to deposit in escrow with Kronish Lieb Weiner and Hellman, LLP, or a bank of national standing reasonably satisfactory to Teitelbaum at the time of closing of the Private Placement such cash amount from the Net Proceeds of the
Private Placement which are necessary to repurchase the Teitelbaum Initial
Shares in accordance with this Agreement.

          (h) The closing of the purchase of the Teitelbaum Initial Shares shall be held at the offices of Kronish Lieb Weiner & Hellman LLP, 1114 Avenue of the
Americas, New York, New York 10036 or such other place as GVIS and Teitelbaum shall agree no later than the next business day following a closing of the
Private Placement triggering the purchase of the Teitelbaum Initial Shares pursuant to Sections 13(a) or 13(b) hereof. The Stock Closing with respect to the purchase and sale of Teitelbaum Initial Shares as provided in Section 13(d)
hereof shall occur no later than five business days after the Purchase Deadline.
At each Stock Closing, Teitelbaum shall deliver to GVIS (i) a certificate or other instrument executed by Teitelbaum containing representations to the effect that (x) Teitelbaum owns all right title and interest in and to such shares as may transferred at any such closing, free and clear of all liens, encumbrances, security interests, mortgages, hypothecations, pledges, restrictions, option agreements or arrangements, rights of first refusal, charges, claims or other rights of any kind (collectively, "Liens") and (y) Teitelbaum has the unrestricted right to sell, assign, transfer, convey and deliver to GVIS all right, title and interest in and to the Teitelbaum Initial Shares, as may be transferred at such closing without penalty or other adverse consequences, and upon the Stock Closing, GVIS will own the Teitelbaum Initial Shares free and clear of all Liens, (ii) such other documents as may be reasonably requested by
GVIS and (iii) duly executed stock powers and such other documents as may be necessary to transfer the Teitelbaum Initial Shares being then sold to GVIS.
GVIS shall wire to an account designated by Teitelbaum payment of the purchase price in immediately available funds. There may be more than one Stock Closing.
Each such closing described in this Section 13(h) shall be referred to as a
"STOCK CLOSING" hereunder.

     14. INDEMNIFICATION.

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CUSIP No. 36242E101              13D                         Page 21 of 26 Pages
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          (a) INDEMNIFICATION BY TEITELBAUM. Teitelbaum agrees to indemnify and hold harmless the Companies, their officers and directors, employees, agents and representatives and affiliates and each other person, if any, who controls any thereof, against any loss, liability, claim, damage and expense whatsoever
(including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any untruth, inaccuracy, or breach of any of the representations, warranties, covenants or agreements of Teitelbaum contained in this Agreement, the Note (to the extent applicable), the Subordination Agreement (to the extent applicable)
or in any other document furnished by Teitelbaum to any of the foregoing in connection with this transaction.

          (b) INDEMNIFICATION BY ALARMAX. Alarmax agrees to indemnify and hold harmless the Companies, their officers and directors, employees, agents and representatives and affiliates and each other person, if any, who controls any thereof, against any loss, liability, claim, damage and expense whatsoever
(including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any untruth, inaccuracy, or breach of any of the representations, warranties, covenants or agreements of Alarmax contained in this Agreement or in any other document furnished by Alarmax to any of the foregoing in connection with this transaction.

          (c) INDEMNIFICATION BY THE COMPANIES. The Companies agree to indemnify and hold harmless Teitelbaum and Alarmax, its officers and directors, employees, agents, representatives and affiliates and each other person, if any, who controls any thereof, against any loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any untruth, inaccuracy, or breach of any of the representations, warranties, covenants or agreements of the Companies contained in this
Agreement, the Note (to the extent applicable), the Subordination Agreement (to the extent applicable) or in any other document furnished by the Companies to any of the foregoing in connection with this transaction.

          (d) NOTICES OF CLAIMS. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in Section 14(a), 14(b) or 14(c) such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; PROVIDED,
HOWEVER, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under this
Section 14, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation; PROVIDED, HOWEVER, that if the indemnified party reasonably

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CUSIP No. 36242E101              13D                         Page 22 of 26 Pages
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believes it is advisable for it to be represented by separate counsel because there exists a conflict of interest between its interests and those of the indemnifying party with respect to such claim, or there exist defenses available to such indemnified party which may not be available to the indemnifying party, or if the indemnifying party shall fail to assume responsibility for such defense, the indemnified party may retain counsel satisfactory to it and the indemnifying party shall pay all fees and expenses of such counsel. No indemnifying party shall be liable for any settlement of any action or proceeding effected without its written consent, which consent shall not be unreasonably withheld or delayed. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation or which requires action other than the payment of money by the indemnifying party. Each indemnified party shall furnish such information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as shall be reasonably requested in connection with the defense of such claim and litigation resulting therefrom.

     15. MISCELLANEOUS.

          (a) ENTIRE AGREEMENT; AMENDMENT. This Agreement supersedes all prior oral and written agreements between the parties and their affiliates with respect to the subject matter hereof. This Agreement and the other documents and agreements between the parties and their affiliates which are referred to herein or executed contemporaneously herewith set forth the entire agreement among the parties with respect to the subject matter hereof and thereof. No agreement shall be effective to change, modify, waive, release, amend, terminate, discharge or effect an abandonment of this Agreement, in whole or in part, unless such agreement is in writing, refers expressly to this Agreement and is signed by the party against whom enforcement of the change, modification, waiver, release, amendment, termination, discharge or effectuation of the abandonment is sought.

          (b) SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Companies, Teitelbaum and Alarmax contained in or made pursuant to this Agreement, shall survive the execution and delivery of such documents and the Closing for a period of 15 months and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Companies, Teitelbaum or Alarmax.

          (c) COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which together shall constitute one and the same agreement. This Agreement shall be binding on the parties hereto notwithstanding that the parties are not all signatories to the same counterpart so long as each party shall have executed and delivered a counterpart of this Agreement. The transmission of a signed counterpart of this Agreement by telecopier shall constitute sufficient delivery hereof.

          (d) GOVERNING LAW. This Agreement is made under and shall be governed by and construed in accordance with the internal laws of the State of New York without regard to the conflict of laws principles thereof; PROVIDED, HOWEVER, this Agreement as between Alarmax and the Companies shall be governed by and

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CUSIP No. 36242E101              13D                         Page 23 of 26 Pages
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construed in accordance with the governing law provisions set forth in Section
13 of the Supply Agreement.

          (e) SUCCESSORS AND ASSIGNS; ASSIGNMENT. This Agreement and the
provisions hereof shall be binding upon, and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors, heirs, beneficiaries, personal representatives, executors, successors and permitted assigns (and in the case of indemnities to benefits of all persons indemnified).
This Agreement and the rights and obligations hereunder shall not be assigned by any party hereto without the prior written consent of the other parties hereto;
except that GVIS may assign this Agreement without the consent of any party hereto in the case of a merger of GVIS in which GVIS is not the surviving entity.

          (f) FURTHER ASSURANCES. Each party shall, at any time and from time to time after the date hereof, do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney, receipts, acknowledgments, acceptances and assurances as may be reasonably required to procure for any party, and his, her or its successors and assigns, the benefits intended to be conferred upon such party under this Agreement.

          (g) SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by reason of any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions or agreements of the parties contemplated hereby are not affected in any manner materially adverse to any party; PROVIDED,
HOWEVER, that upon a finding by a court of competent jurisdiction that any of the releases and covenants provided for in Sections 5 through 6 hereof are illegal, void, or unenforceable, the Companies, Teitelbaum or Alarmax, as the case may be, agrees to execute a release, waiver and/or covenant that is legal and enforceable. Upon the determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.

          (h) JURISDICTION, VENUE, SERVICE OF PROCESS. Any action or proceeding with respect to this Agreement shall be brought exclusively in the courts of the state of New York residing in the borough of Manhattan or of the United States of America for the Southern District of New York, in the borough of Manhattan, and, by execution and delivery of this Agreement, each party hereto hereby accepts for itself and in respect of its property, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts; PROVIDED;
HOWEVER, any action or proceeding with respect to this Agreement or the matters reserved by the Companies or Alarmax in Sections 5(b) or 6(b) shall be brought in accordance with the jurisdiction procedures set forth in Section 13 of the
Supply Agreement. Each party hereto hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or any related document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that this Agreement or any related document may not be enforced in or by said courts or that its property is exempt or immune from execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or (provided that process shall be served in any manner referred to in the

                                       14

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CUSIP No. 36242E101              13D                         Page 24 of 26 Pages
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following sentence) that service of process upon such party is ineffective. Each party hereto agrees that service of process in any such action, suit or proceeding against it with respect to this Agreement may be made upon it in any manner permitted by the laws of the state of New York or the federal laws of the
United States or as follows: (i) by personal service or by certified or registered mail to the party's designated agent for such service in such state, or (ii) by certified or registered mail to the party at its address provided for in subsection (i) below. Service of process in any manner referred to in the preceding sentence shall be deemed, in every respect, effective service of process upon such party.

          (i) NOTICES. Any and all notices, requests, demands, consents and other communications required or permitted under this Agreement shall be in writing, signed by or on behalf of the party by which given, and shall be considered to have been duly given when (i) delivered by hand, (ii) sent by telecopier (with receipt confirmed), provided that a copy is mailed (on the same date) by first class mail, postage prepaid, or (iii) delivered to the addressee, if sent by Express Mail, Federal Express or other reputable express delivery service (receipt requested), or by first class certified or registered mail, return receipt requested, postage prepaid, in each case to the appropriate addresses and telecopier numbers set forth as follows:

          If to any of the Companies:

                  GVI Security Solutions, Inc.
                  1621 West Crosby Road, Suite 104
                  Carrollton, Texas 75006
                  Fax: (972) 245-7333
                  Attn: Nazzareno Paciotti

          with a copy to:

                  Kronish Lieb Weiner & Hellman LLP
                  1114 Avenue of the Americas
                  New York, New York 10036
                  Fax: (212) 479-6275
                  Attn:  Alison Newman, Esq.

          If to Teitelbaum:

                  William Teitelbaum
                  4 Winston Court
                  Dix Hills, New York 11746

          with a copy to:

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CUSIP No. 36242E101              13D                         Page 25 of 26 Pages
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                  Olshan Grundman Frome Rosenzweig & Wolosky LLP
                  Park Avenue Tower
                  65 East 55th Street
                  New York, New York 10022
                  Fax: (212) 451-2222
                  Attn: James F. Gellman, Esq. and Sam Schwartz, Esq.

          If to Alarmax:

                  Alarmax Distributors, Inc.
                  Building 9, Suite 310
                  Foster Plaza
                  750 Holiday Drive
                  Pittsburgh, PA 15220
                  Fax:  (412) 921-4333
                  Attn:  Roger Graf

          with a copy to:

                  Reed Smith LLP
                  435 Sixth Avenue
                  Pittsburgh, PA 15219
                  Fax:  (412) 288-3063
                  Attn: Joseph F. Rodkey, Jr. Esq.

or to such other addresses and telecopier numbers as a party may from time to time designate as to itself by notice similarly given to the other parties in accordance herewith. A notice of change of address shall not be deemed given until delivered to the addressee.

          (j) EXPENSES. Except as provided herein, each party will be liable for its own costs and expenses incurred in connection with the negotiation, preparation, execution or performance of this Agreement and with the transactions contemplated hereby including, without limitation, all fees of legal counsel, auditors and financial advisors; provided; however, the Companies agree to reimburse Teitelbaum concurrently herewith for the actual, documented and reasonable legal costs and expenses incurred by him in connection with the negotiation, preparation, execution or performance of this Agreement (and all prior negotiations with respect thereto, including, without limitation, the settlement agreement contemplated by the parties hereto with respect to the Term
Sheet executed in May 2004) and with the transactions contemplated hereby, up to
$40,000, in accordance with invoices previously delivered by Teitelbaum.

          (k) HEADINGS. The headings of sections in this Agreement are for reference only and shall not limit or control the meaning thereof.

                            [Signature Page Follows]

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CUSIP No. 36242E101              13D                         Page 26 of 26 Pages
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          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                           GVI SECURITY SOLUTIONS, INC.

                                           By:  /s/ Nazzareno Paciotti
                                              ----------------------------------
                                           Name:  Nazzareno Paciotti
                                           Title: CEO

                                           GVI SECURITY, INC.

                                           By:  /s/ Nazzareno Paciotti
                                              ----------------------------------
                                           Name:  Nazzareno Paciotti
                                           Title:

                                           ALARMAX DISTRIBUTORS, INC.

                                           By:  /s/ Roger A. Graf
                                              ----------------------------------
                                           Name:  Roger A. Graf
                                           Title: President

                                                /s/ William A. Teitelbaum
                                           -------------------------------------
                                           William A. Teitelbaum

                                       17